December 12, 2016
VIA EDGAR
Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE: Alamos Gold Inc. (“Alamos Gold”)
Form 40-F for the Year Ended December 31, 2015
Filed March 24, 2016
Response dated October 31, 2016
File No. 001-35783

Dear Sirs:
We are in receipt of the Commission’s correspondence addressed to the undersigned dated November 29, 2016 (the “Letter”) in response to our comment letter of October 31, 2016. Thank you for taking the time to review our continuous disclosure record. Alamos Gold takes its participation in capital markets and its continuous disclosure obligations very seriously and welcomes any input that may enhance our disclosures.
Please find below our response to your inquirie. For ease of reference, we have provided a copy of your observation and comment in the body of our reply.
Form 40-F for the Year Ended December 31, 2015
Exhibit 99.2 Management’s Discussion and Analysis
Highlight Summary Tables, page 4

1.
We note your response to comment one and the non-GAAP measures included in management’s discussion and analysis for the nine months ended September 30, 2016 in your Form 6-K furnished on November 21, 2016. We reissue our prior comment. We note on page 5 the total cash costs and all-in sustaining costs per ounce of gold at the individual mine level is not consistent with the label description of “total” costs. There appears to be no differentiation in the label of the measures to indicate the difference in the calculations

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Alamos Gold Inc
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

at the individual mine level as compared to the consolidated measures. Please revise to clarify these measures.
We acknowledge that we intentionally differentiate in our calculation of all-in sustaining cost (“AISC”) at the consolidated level compared to the mine site level. We note that AISC is a non-GAAP measure and has no standardized meaning. As such, we have disclosed the basis of our calculation and reconciliation of both metrics on pages 26-29 of the Company’s MD&A for the three and nine months ended September 30, 2016. A copy of our disclosure is included at the end of this response for ease of reference.
The basis of our AISC calculation is explained and reconciled to GAAP figures, both at the consolidated level and for each of the Company’s three producing mine sites. We feel this provides full transparency as to the basis and calculation of mine site and consolidated AISC, and therefore using the same terminology or “label” of AISC applied to both metrics is as such not misleading.
We further note that our calculation and disclosure of AISC is consistent with industry practice. We have noted our peers include corporate and administration costs and share-based compensation in their consolidated AISC calculation, while excluding an allocation of corporate and administration costs and share-based compensation from individual mine site AISC, consistent with our treatment. Further, there is no differentiation in terminology used by the industry.
Although we feel that our disclosure is fully transparent, we will update our future 40-F filings to differentiate in our terminology to include a metric labelled “Mine-Site AISC” which excludes an allocation of corporate and administration costs and share-based compensation. The consolidated metric will continue to be labelled “AISC”.
The following is an excerpt of the disclosure included in Q3-16 MD&A regarding AISC which addresses the basis of calculation, and reconciliation to GAAP measures for the Company, as well as for each individual mine site:
All-in Sustaining Costs per ounce
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs. For the purposes of calculating "all-in sustaining costs" at the individual mine-site level, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

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Alamos Gold Inc
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies.It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$70.9	$75.4	$210.1	$160.4
Royalties	3.5	2.9	9.7	3.7
Inventory and other adjustments (1)	—	—	—	(8.6)
Total cash costs	$74.4	$78.3	$219.8	$155.5
Gold ounces sold	94,791	92,229	281,646	205,049
Total cash costs per ounce	$785	$850	$780	$758

Total cash costs	$74.4	$78.3	$219.8	$155.5
Corporate and administrative(2)	3.7	6.1	11.7	$13.3
Sustaining capital expenditures(3)	12.5	16.9	36.9	49.1
Share-based compensation	0.9	1.2	9.3	3.9
Exploration	0.8	2.7	1.9	3.4
Accretion of decommissioning liabilities	0.5	0.5	1.6	0.8
Realized losses on FX options	—	2.0	1.0	2.7
Total all-in sustaining costs	$92.8	$107.7	$282.2	$228.7
Gold ounces sold	94,791	92,229	281,646	205,049
All-in sustaining costs per ounce	$979	$1,155	$1,002	$1,103

(1)	Inventory and other adjustments include net realizable adjustments to El Chanate and Young-Davidson.

(2)	Corporate and administrative expenses exclude expenses incurred at development properties.

(3)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Capital expenditures per cash flow statement	$37.2	$48.8	$109.0	$124.6
Less: Young-Davidson non-sustaining capital	(12.1)	(20.9)	(42.5)	(49.4)
Less: Mulatos non-sustaining capital	(8.2)	(5.2)	(16.6)	(5.2)
Less: El Chanate non-sustaining capital	—	—	—	(0.2)
Less: Corporate and other non-sustaining capital	(4.4)	(5.8)	(13.0)	(20.7)
	$12.5	$16.9	$36.9	$49.1

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Alamos Gold Inc
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

Young-Davidson Total Cash Costs and AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$25.8	$26.8	$80.9	$82.8
Royalties	1.1	1.2	2.9	2.0
Inventory and other adjustments (1)	—	—	—	(3.0)
Total cash costs	$26.9	$28.0	$83.8	$81.8
Gold ounces sold	44,287	41,127	128,045	115,652
Total cash costs per ounce	$607	$681	$654	$707

Total cash costs	$26.9	$28.0	$83.8	$81.8
Sustaining capital expenditures	10.7	12.2	29.5	32.3
Exploration	—	—	0.2	—
Accretion of decommissioning liabilities	—	—	0.1	0.1
Total all-in sustaining costs	$37.6	$40.2	$113.6	$114.2
Gold ounces sold	44,287	41,127	128,045	115,652
All-in sustaining costs per ounce	$849	$979	$887	$988
(1)
Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015 (1)
(in millions, except ounces and per ounce figures)
Mining and processing	$27.4	$27.3	$76.0	$83.2
Royalties	2.4	1.7	6.8	6.8
Total cash costs	$29.8	$29.0	$82.8	$90.0
Gold ounces sold	33,562	29,596	101,159	102,900
Total cash costs per ounce	$888	$979	$819	$875

Total cash costs	$29.8	$29.0	$82.8	$90.0
Sustaining capital expenditures	1.6	4.3	6.8	13.4
Exploration	0.6	2.2	1.2	7.2
Accretion of decommissioning liabilities	0.4	0.4	1.2	1.2
Total all-in sustaining costs	$32.4	$35.9	$92.0	$111.8
Gold ounces sold	33,562	29,596	101,159	102,900
All-in sustaining costs per ounce	$965	$1,210	$909	$1,086

(1)
The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the nine months ended September 30, 2015 was 98,500 ounces. Gold sales for the nine months ended September 30, 2015 was 102,900 ounces.

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Alamos Gold Inc
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

El Chanate Total Cash Costs and AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$17.7	$21.3	$53.2	$50.3
Inventory and other adjustments(1)	—	—	—	(5.6)
Total cash costs	$17.7	$21.3	$53.2	$44.7
Gold ounces sold	16,942	21,506	52,442	59,801
Total cash costs per ounce	$1,045	$994	$1,014	$749

Total cash costs	$17.7	$21.3	$53.2	$44.7
Sustaining capital expenditures	0.2	0.4	0.6	12.5
Exploration	—	—	—	0.3
Accretion of decommissioning liabilities	0.1	0.1	0.3	0.3
Total all-in sustaining costs	$18.0	$21.8	$54.1	$57.8
Gold ounces sold	16,942	21,506	52,442	59,801
All-in sustaining costs per ounce	$1,062	$1,019	$1,032	$968
(1) Inventory and other adjustments include net realizable adjustments.

We would appreciate confirmation from the Commission at the very earliest whether the foregoing response are adequate. We also wish to confirm that each member of our audit committee and auditors have received a copy of the Letter and our response.
We look forward to hearing from you.
Alamos Gold Inc.

/s/ James R. Porter

Jamie R. Porter, CPA, CA
Chief Financial Officer
Cc:Audit Committee, Alamos Gold Inc.
Mr. David Oldham, Partner - KPMG LLP
Mr. Nils Engelstad, Vice President, General Counsel – Alamos Gold Inc.

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Alamos Gold Inc
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com